Via Facsimile and U.S. Mail
Mail Stop 6010

June 25, 2008

Mr. Matthew Emmens
Chief Executive Officer
Shire plc
Hampshire International Business Parch, Chineham
Basingstoke, Hampshire, England, RG24 8EP

Re: Shire plc
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 25, 2008
File No. 000-29630

Dear Mr. Emmens:

        We have completed our review of your Form 10-K for the year ended December 31, 2007 and have no further comment at this time.

Sincerely,

Joel Parker
Accounting Branch Chief